UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports Third Quarter 2024 Financial Results

Subscription revenue growth reached 22% in FXN

Gross profit increased by 28% in FXN, reaching a margin of 74%

Non-GAAP operating income margin reached 14%, representing a 10p.p. YoY expansion

Free cash flow margin reached 14%, representing an 8p.p. YoY expansion

NEW YORK, November 5, 2024 – VTEX (NYSE: VTEX), the composable and complete commerce platform for premier brands and retailers, today announced results for the third quarter of 2024 ended September 30, 2024. VTEX results have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) IAS 34 Interim Financial Reporting.

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “Our product innovation and expanded platform capabilities continue to drive growth, evidenced by our customers’ consistent above-market performance and our strong new contract signature momentum. This fuels consistent financial improvements that bring us closer to our Rule of 40 target. We’ll remain focused on product excellence and relentlessly dedicate ourselves to meeting the evolving needs of our customers as we continue to execute our profitable growth strategy.” Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “Our strong sales momentum, marked by key go-lives like Fast Shop in Brazil and US Electrical Services in the US, along with the expansion of existing customers across Europe and the US, strengthens our confidence in VTEX’s growth trajectory. We are solidifying our position as a trusted partner for global brands and seizing the opportunity to become the backbone for connected commerce.”

Third Quarter 2024 Financial Highlights

•
GMV reached US$4.4 billion in the third quarter of 2024, representing a YoY increase of 9.5% in USD and 17.1% on an FX neutral basis.
•
Total revenue increased to US$56.0 million in the third quarter of 2024 from US$50.6 million in the third quarter of 2023, representing a YoY increase of 10.6% in USD and 18.7% on an FX neutral basis.
•
Subscription revenue represented 96.3% of total revenues, reaching US$53.9 million in the third quarter of 2024, from US$47.5 million in the third quarter of 2023. This represents a YoY increase of 13.4% in USD and 21.9% on an FX neutral basis.
•
Non-GAAP subscription gross profit was US$42.3 million in the third quarter of 2024, compared to US$36.2 million in the third quarter of 2023, representing a YoY increase of 16.8% in USD and 26.9% on an FX neutral basis.
o
Non-GAAP subscription gross margin was 78.5% in the third quarter of 2024, compared to 76.2% in the same quarter of 2023. The YoY margin expansion of 230 bps was mainly attributable to the ongoing monitoring of cloud investments, migrating microservices to more efficient solutions, among other impacts.
•
Non-GAAP income from operations was US$7.7 million during the third quarter of 2024, compared to a Non-GAAP income from operations of US$1.7 million in the same quarter of 2023.
•
Non-GAAP free cash flow was US$7.7 million during the third quarter of 2024, compared to a Non-GAAP free cash flow of US$2.7 million in the same quarter of 2023.
•
As of September 30, 2024, our total headcount was 1,409, increasing 5.2% QoQ and 10.4% YoY.

Third Quarter 2024 Commercial Highlights:

New customers who initiated their operations with us, among others:

•
Beko in Austria;
•
Bemol, Champion Relógios, Fast Shop, Ferramentas Negrão, FQM Consumo, GrêmioMania, and Jorge Bischoff in Brazil;
•
Comfama and Rimax in Colombia;
•
Cálidda and Farmacia Universal in Peru; and
•
US Electrical Services in the US.

Existing customers expanding their operations with us by opening new online stores, among others:

•
Colgate launched a new store in Switzerland, expanding its footprint across Switzerland, Brazil, and the US;
•
Hearst added two new stores, Harper's Bazaar and Prevention, bringing their store count to five across the US;
•
Keune Haircosmetics launched a new store in the UK, now serving the UK, Belgium, France, and the Netherlands;
•
Mazda expanded into Belgium, now operating in three countries across Europe; and
•
Samsung added two new stores in Uruguay, now operating in three countries in Latin America.

Third Quarter 2024 Operational Highlights:

We innovate aligned with our guiding principles. We express our brand through the success of our customers. VTEX key operational highlights this quarter are:

•
Zero friction onboarding and collaboration:
o
Colgate-Palmolive, the global leader in oral, skin, and pet care, continues expanding with VTEX. After successful B2B launches of PCA Skin Professional and Colgate Oral Professional in the US, Colgate recently launched Oral Professional in Switzerland, its first European B2B site on VTEX. Powered by VTEX’s headless global architecture, the seamless rollout highlights the platform’s adaptability and scalability across diverse markets and business models.
o
Grupo Arcor, Latin America's leading food and beverage company, partnered with VTEX to launch TOKIN, a transformative B2B platform reshaping the distribution ecosystem in Argentina. Connecting retail points and active buyers, TOKIN has generated sales accounting for more than 30% of the distributor's sales through the VTEX Platform. Its success lies in personalized experiences, real-time inventory, and an optimized checkout, driving high adoption and engagement. We’re excited to support Arcor as it expands TOKIN across the region and continues to enhance its capabilities to drive growth.
o
Decathlon, a global leader in sporting goods retail with over 1,700 stores across 64 countries, leveraged VTEX’s Sales App in Brazil to enhance its omnichannel strategy and create a seamless shopping experience across both physical and digital stores. By integrating their sales channels, Decathlon allows customers to purchase items not in local stock by accessing a unified inventory across all stores. The VTEX Sales App enabled personalized customer interactions, real-time stock visibility, and flexible checkout, ensuring a faster, more agile shopping experience.

•
Single control panel for every order:
o
Bemol, one of Brazil’s largest retailers, successfully migrated its entire operation to VTEX, including its B2C franchise and headless app, seeking a scalable platform to unify operations and introduce financial solutions like Bemol Store Credit and Bemol PIX. During the rollout, conversion rates increased by 12% and average revenue per session by 33%. After full migration, organic traffic rose 8%, supported by an up to 56% faster load time on mobile. These improvements enhance the user experience and strengthen Bemol’s expansion across Brazil, positioning it for further growth with VTEX.
o
Hearst, one of the world’s largest media companies, has integrated with Sephora using VTEX's multi-site architecture and developer cloud, VTEX IO, to launch a seamless digital marketplace. Now featured in top lifestyle publications like Women’s Health, Cosmopolitan, Harper’s Bazaar, Men’s Health and Prevention, this integration transforms the reader experience—allowing users to purchase Sephora products directly from articles. With over 8,500 products available through Sephora’s Beauty Insider loyalty program, Hearst is redefining how media connects with commerce.
o
VTEX Sales App, designed to unlock customers’ omnichannel potential and transform retail operations, now allows sales associates to sell in-store and endless aisle products in one seamless checkout. Enhanced with multi-cart management features, it empowers sales associates to serve their consumers with more personalized experiences and to offer value-added services like extended warranties. VTEX Sales App improved navigation, search, and customizable displays, boost efficiency, while new integrations with Mercado Pago and Cielo simplify payments across Latin America.
•
Commerce on auto-pilot and co-pilot:
o
Hinode, a Latin American leader in beauty, fragrances, and wellness, migrated its B2B operations from a legacy platform to VTEX to modernize and boost efficiency. Already successful with its B2C operations in Brazil and Mexico on VTEX, Hinode unified both B2C and B2B under a single platform for scalability. Using VTEX’s API-first architecture, they enhanced the reseller experience with personalized checkout, point-based purchasing, and flexible delivery options. Since implementing VTEX’s SmartCheckout, Hinode’s conversion rate increased by more than 5x. We’re excited to support Hinode’s continued growth across channels.
o
VTEX Ad Network is expanding its media kit with new ad types for diverse formats, such as sponsored products in search auto-complete and product galleries, boosting visibility and customer engagement. Also, our ads will now effectively reach audiences on their preferred mobile devices, with upcoming features including product recommendation ads and sponsored banners aimed at engaging shoppers during the consideration phase. Lastly, we're simplifying ad performance measurement and visualization, enabling advertisers to easily export campaign data and insights with just a few clicks. VTEX Ads Network continues to partner with leading publishers such as Fast Shop, Grupo Drogarias Pacheco e São Paulo, and Zona Sul.
o
VTEX Data Pipeline, the secure data-sharing service that offers our customers seamless access to all their commerce data without expensive custom integrations, now offers additional data models for catalog, promotion, and external marketplace data. Data Pipeline is now compatible with any preferred data warehouse, BI tools, and CRM systems, enabling the delivery of VTEX commerce data precisely wherever customers need it. All customers can now leverage our new data models to create a unified view of their commerce operations.

o
VTEX Pick and Pack incorporated new fulfillment solutions. These improvements include the implementation of smart store selection, optimized product location, and multi-picking capabilities, all designed to enhance logistical efficiency. Our upgraded admin interface now provides real-time order tracking and instantaneous notifications, while the AI-powered returns module facilitates expedited customer feedback. These advancements position VTEX customers’ logistics as a strategic advantage, ultimately delivering a superior shopping experience that fosters consumers’ loyalty and retention.
•
The development platform of choice for digital commerce:
o
Fast Shop, a leading Brazilian retailer with 85 stores and 15 distribution centers, chose VTEX to replace its costly, inflexible legacy platform. With VTEX, Fast Shop has lowered its total cost of ownership, expanded into new channels like B2B, and gained access to a robust third-party ecosystem. Now, all operations—stores, online, marketplace, and B2B—are integrated into one platform. They've also developed a custom app for in-store teams, enhancing the customer journey with personalized experiences and their Fast Prime loyalty program.

Business Outlook

VTEX is well-positioned to capture an attractive market opportunity, and we remain encouraged by our sales momentum and operational leverage. We will face tougher GMV comparisons in the fourth quarter of 2024, which will ease by year-end.

In this context, we are targeting FX neutral YoY revenue growth of 14% to 17% for the fourth quarter of 2024, implying a US$64.8 million to US$66.8 million range.

For the full year 2024, as we continue executing our profitable growth strategy, we are targeting FX neutral YoY revenue growth to 18.5% to 19.5%, implying a range of US$230 million to US$232 million based on Q3’s average FX rate. We are raising our non-GAAP operating income and free cash flow margins target to low teens.

We are confident in VTEX's ability to capitalize on current market opportunities. We are empowering our customers to digitally transform their commerce operations while helping them to outperform the market.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding “Forward-Looking Statements” below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be an assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three and nine months ended September 30, 2024 and 2023.

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
GMV	4,380.2	3,999.3	12,854.7	11,141.5
GMV growth YoY FXN (1)	17.1%	27.8%	18.8%	23.2%
Revenue	56.0	50.6	165.2	140.8
Revenue growth YoY FXN (1)	18.7%	24.5%	20.6%	23.2%
Non-GAAP subscription gross profit (2)(4)	42.3	36.2	123.4	99.3
Non-GAAP subscription gross profit margin (3)(4)	78.5%	76.2%	78.0%	75.2%
Non-GAAP income (loss) from operations (4)	7.7	1.7	17.1	(3.9)
Total number of employees	1,409	1,276	1,409	1,276

(1)
Calculated by using the average monthly exchange rates for the applicable months during 2023, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2024, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.
(2)
Corresponds to our subscription revenues minus our subscription costs.
(3)
Corresponds to our subscription gross profit divided by subscription revenues.
(4)
Reconciliation of Non-GAAP metrics can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-646-307-1951 (Conference ID – 18526 –) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company's website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“ARR” means annual recurring revenue, calculated as subscription revenue in the most recent quarter multiplied by four.

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding Non-GAAP financial metrics

For the convenience of investors, this document presents certain Non-GAAP financial measures, which are not recognized under IFRS Accounting Standards, specifically Non-GAAP subscription gross profit, Non-GAAP income (loss) from operations, free cash flow and FX Neutral measures.

We understand that Non-GAAP subscription gross profit, Non-GAAP income (loss) from operations, free cash flow and FX Neutral measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS Accounting Standards. Additionally, our calculations of Non-GAAP subscription gross profit, Non-GAAP income (loss) from operations, free cash flow and FX Neutral measures may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Reconciliation of Non-GAAP measures

The following table presents a reconciliation of our Non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
Subscription revenue	53.9	47.5	158.2	132.1
Subscription cost	(11.6)	(11.4)	(35.0)	(32.9)
Subscription gross profit	42.3	36.1	123.2	99.1
Share-based compensation	0.1	0.1	0.1	0.2
Non-GAAP subscription gross profit	42.3	36.2	123.4	99.3
Non-GAAP subscription gross margin	78.5%	76.2%	78.0%	75.2%

The following table presents a reconciliation of our Non-GAAP S&M expenses to S&M expenses for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
Sales & Marketing expense	(16.4)	(15.1)	(50.9)	(44.3)
Share-based compensation expense	1.1	1.0	3.1	3.3
Amortization related to acquisitions	0.3	0.3	0.9	0.9
Earn out expenses related to acquisitions	0.1	-	0.1	-
Non-GAAP Sales & Marketing expense	(14.9)	(13.8)	(46.8)	(40.1)

The following table presents a reconciliation of our Non-GAAP R&D expenses to R&D expenses for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
Research & Development expense	(13.4)	(15.5)	(40.3)	(45.8)
Share-based compensation expense	1.2	1.9	2.7	5.6
Amortization related to acquisitions	0.1	0.3	0.4	0.9
Earn out expenses related to acquisitions	0.1	-	0.1	-
Non-GAAP Research & Development expense	(11.9)	(13.3)	(37.2)	(39.3)

The following table presents a reconciliation of our Non-GAAP G&A expenses to G&A expenses for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
General & Administrative expense	(8.4)	(8.4)	(26.3)	(24.5)
Share-based compensation expense	1.7	1.5	6.3	4.9
Amortization related to acquisitions	0.0	0.0	0.0	0.0
Non-GAAP General & Administrative expense	(6.7)	(6.9)	(20.0)	(19.6)

The following table presents a reconciliation of our Non-GAAP income (loss) from operations to income (loss) from operations for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
Income (loss) from operations	2.9	(3.5)	3.0	(20.3)
Share-based compensation expense	4.2	4.6	12.6	14.4
Amortization related to acquisitions	0.4	0.6	1.3	2.0
Earn out expenses related to acquisitions	0.2	-	0.2	-
Non-GAAP income (loss) from operations	7.7	1.7	17.1	(3.9)

The following table presents a reconciliation of our free cash flow to net cash provided by (used in) operating activities for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US$, except as otherwise indicated)	2024	2023	2024	2023
Net cash provided by (used in) operating activities	8.1	2.8	14.5	(5.4)
Acquisitions of property and equipment	(0.4)	(0.1)	(1.7)	(0.3)
Free Cash Flow	7.7	2.7	12.8	(5.7)

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months ended September 30, 2024:

	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	3Q24	3Q23	% Change	3Q24	3Q23	% Change
Subscription revenue	53.9	47.5	13.4%	57.9	47.5	21.9%
Services revenue	2.1	3.1	(31.9)%	2.2	3.1	(29.6)%
Total revenue	56.0	50.6	10.6%	60.1	50.6	18.7%
Gross profit	41.7	35.6	17.2%	45.4	35.6	27.6%
Income (loss) from operations	2.9	(3.5)	N/A	3.7	(3.5)	N/A

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) IAS 34 Interim Financial Reporting, "Interim Financial Reporting" nor a financial statement as defined by IFRS Accounting Standards 1 "Presentation of Financial Statements". The financial information in this press release has not been audited. Numbers have been calculated using whole amounts rather than rounded amounts. This might cause some figures not to total due to rounding.

About VTEX

VTEX (NYSE: VTEX) is the composable and complete commerce platform that delivers more efficiency and less maintenance to organizations seeking to make smarter IT investments and modernize their tech stack. Through our pragmatic composability approach, we empower brands, distributors, and retailers with unparalleled flexibility and comprehensive solutions, enabling them to invest solely in what provides a clear business advantage and boosts profitability.

VTEX is trusted by 2,600 global B2C and B2B customers, including Carrefour, Colgate,

Motorola, Sony, Stanley Black & Decker, and Whirlpool, having 3,500 active online stores across 43 countries (as of FY ended on December 31, 2023). For more information, visit

www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX

Condensed consolidated interim statements of profit or loss (Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Subscription revenue	53,897	47,544	158,244	132,078
Services revenue	2,099	3,084	6,941	8,718
Total revenue	55,996	50,628	165,185	140,796
Subscription cost	(11,642)	(11,395)	(35,023)	(32,948)
Services cost	(2,636)	(3,625)	(8,937)	(12,144)
Total cost	(14,278)	(15,020)	(43,960)	(45,092)
Gross profit	41,718	35,608	121,225	95,704
Operating expenses
General and administrative	(8,402)	(8,374)	(26,341)	(24,541)
Sales and marketing	(16,410)	(15,101)	(50,854)	(44,332)
Research and development	(13,366)	(15,508)	(40,330)	(45,772)
Other losses	(668)	(99)	(723)	(1,364)
Income (loss) from operations	2,872	(3,474)	2,977	(20,305)
Financial income	7,359	8,974	26,803	25,573
Financial expense	(7,959)	(7,896)	(28,006)	(22,925)
Financial result, net	(600)	1,078	(1,203)	2,648
Equity results	—	281	2	989
Income (loss) before income tax	2,272	(2,115)	1,776	(16,668)
Income tax
Current	98	(50)	(83)	(2,317)
Deferred	874	(214)	4,026	2,068
Total income tax	972	(264)	3,943	(249)
Net income (loss) for the period	3,244	(2,379)	5,719	(16,917)
Attributable to controlling shareholders	3,245	(2,374)	5,734	(16,913)
Non-controlling interest	(1)	(5)	(15)	(4)
Earnings (loss) per share
Basic earnings (loss) per share	0.018	(0.013)	0.031	(0.090)
Diluted earnings (loss) per share	0.017	(0.013)	0.030	(0.090)

VTEX

Condensed consolidated interim balance sheets (Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	22,525	28,035
Short-term investments	194,514	181,374
Trade receivables	53,820	44,122
Recoverable taxes	5,898	6,499
Deferred commissions	1,449	1,005
Prepaid expenses	4,313	5,143
Derivative financial instruments	—	53
Other current assets	124	22
Total current assets	282,643	266,253

Non-current assets
Long-term investments	9,649	2,000
Trade receivables	12,639	7,415
Deferred tax assets	21,424	19,926
Prepaid expenses	95	155
Recoverable taxes	4,715	4,454
Deferred commissions	4,169	2,924
Other non-current assets	1,114	902
Right-of-use assets	2,204	3,277
Property and equipment, net	3,198	2,697
Intangible assets, net	31,309	30,024
Investments in joint venture	—	1,118
Total non-current assets	90,516	74,892
Total assets	373,159	341,145

	September 30, 2024	December 31, 2023
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	37,726	39,728
Taxes payable	6,305	8,219
Lease liabilities	1,534	1,863
Deferred revenue	31,553	25,948
Derivative financial instruments	102	—
Accounts payable from acquisition of subsidiaries	33	—
Other current liabilities	1,243	1,486
Total current liabilities	78,496	77,244

Non-current liabilities
Accounts payable and accrued expenses	2,165	1,632
Taxes payable	206	—
Lease liabilities	1,284	2,233
Accounts payable from acquisition of subsidiaries	893	—
Deferred revenue	24,810	16,584
Deferred tax liabilities	2,653	2,668
Other non-current liabilities	439	452
Total non-current liabilities	32,450	23,569
EQUITY
Issued capital	19	18
Capital reserve	383,371	370,821
Other reserves	3,104	(486)
Accumulated losses	(124,326)	(130,060)
Equity attributable to VTEX’s shareholders	262,168	240,293
Non-controlling interests	45	39
Total shareholders’ equity	262,213	240,332
Total liabilities and equity	373,159	341,145

VTEX

Condensed consolidated interim statements of cash flows (Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Nine months ended
	September 30, 2024	September 30, 2023
Net income (loss) for the period	5,719	(16,917)
Adjustments for:
Depreciation and amortization	3,329	3,799
Deferred income tax	(4,026)	(2,068)
Loss on disposal of rights of use, property, equipment, and intangible assets	114	614
Expected credit losses from trade receivables	775	1,093
Share-based compensation	11,111	12,280
Provision for payroll taxes (share-based compensation)	1,520	2,117
Adjustment of hyperinflation	6,428	10,221
Equity results	(2)	(989)
Accrued interest	(12,605)	(9,875)
Fair value gains	(2,166)	(7,863)
Others and foreign exchange, net	9,508	2,559
Change in operating assets and liabilities
Trade receivables	(19,143)	(6,781)
Recoverable taxes	(1,611)	(108)
Prepaid expenses	668	206
Other assets	(462)	(25)
Accounts payable and accrued expenses	(2,275)	(958)
Taxes payable	1,056	415
Deferred revenue	17,931	5,450
Other liabilities	110	1,175
Cash provided by (used in) operating activities	15,979	(5,655)
Income tax paid	(1,482)	233
Net cash provided by (used in) operating activities	14,497	(5,422)
Cash flows from investing activities
Dividends received from joint venture	—	1,138
Proceeds from disposal of Joint Venture	1,026	—
Purchase of short and long-term investment	(116,802)	(112,350)
Redemption of short-term investment	105,377	139,458
Interest and dividends received from short-term investments	591	1,941
Acquisition of subsidiaries net of cash acquired	(2,920)	-
Acquisitions of property and equipment	(1,691)	(252)
Derivative financial instruments	(3,558)	359
Net cash provided by (used in) investing activities	(17,977)	30,294
Cash flows from financing activities
Changes in restricted cash	—	1,660
Proceeds from the exercise of stock options	3,725	632
Net-settlement of share-based payment	(2,806)	(1,618)
Buyback of shares	—	(25,053)
Payment of loans and financing	(71)	(1,238)
Interest paid	—	(5)
Principal elements of lease payments	(1,249)	(1,152)
Lease interest paid	(284)	(440)
Net cash used in financing activities	(685)	(27,214)
Net decrease in cash and cash equivalents	(4,165)	(2,342)
Cash and cash equivalents, beginning of the period	28,035	24,394
Effect of exchange rate changes	(1,345)	(751)
Cash and cash equivalents, end of the period	22,525	21,301
Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	344	85
Unpaid amount related to business combinations	926	-
Transactions with non-controlling interests	21	42

Contact

Julia Vater Fernández

VP of Investor Relations

investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 5, 2024

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer